UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14D-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TENGASCO, INC.
(Name of Subject Company)

ICN Fund I, LLC
(Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

88033R205
88033R304
(CUSIP Number of Class of Securities)

Rodney Giles
ICN Fund I, LLC
14511 Falling Creek Drive, Suite 105
Houston, TX 77014
(281) 782-5332
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Brinen & Associates, LLC
7 Dey Street, Suite 1503
New York, NY 10007
United States
212-330-8151

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

This Amendment No. 3 (this “Amendment”) is filed by ICN Fund I, LLC (“Offeror”). This Amendment amends and supplements the Offer on Schedule TO and the exhibits thereto originally filed by Offeror with the Securities and Exchange Commission (the “SEC”) on June 26, 2015, as previously amended and supplemented on July 21, 2015, August 4, 2015, August 7, 2015, September 3, 2015 and September 23, 2015 (as previously amended and supplemented, the “Schedule TO”).

The Schedule TO relates to the Offer by Offeror to purchase all of the outstanding voting shares of common stock, par value $0.01 per share (“Common Shares”), of Tengasco Inc., a Delaware corporation (the “Company”), at a price of $0.2736 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Form of Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”).

Reference is made to the Form of Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO (the “Notice of Guaranteed Delivery”), the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”).

Capitalized terms used in this Amendment but not otherwise defined have the meanings ascribed to them in the Offer.

The Offer expired on October 13, 2015 at 11:59 p.m., New York City time.

The Offer was conditioned upon, among other things, (a) the absence of a termination of the Offer in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition (as described below). The “Minimum Condition” requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight, New York City time, on October 13, 2015 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Offer and applicable law, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Purchasers and its subsidiaries, equals one Share more than one half of all Shares then outstanding (not including Shares tendered in the Offer pursuant to guaranteed delivery procedures).

Shares of Tengasco were not tendered in sufficient quantities and therefore, in accordance with the terms of the Offer, the Offer expired.

* * *

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICN FUND I, LLC

By:	/s/ Rodney Giles
By:	Rodney Giles

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase, dated June 25, 2015.

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release, issued by ICN Fund I, LLC, dated June 25, 2015.

(a)(1)(G)	Press Release, issued by ICN Fund I, LLC, dated July 16, 2015.

(a)(1)(H)	Press Release, Issued by ICN Fund I, LLC, dated August 4, 2015.

(a)(1)(I)	Press Release, Issued by ICN Fund I, LLC, dated September 3, 2015.

(a)(1)(J)	Press Release, Issued by ICN Fund I, LLC, dated September 23, 2015.

(a)(1)(K)	Press Release, Issued by ICN Fund I, LLC, dated, October 14, 2015.

(g)	Summary Advertisement as published in The Wall Street Journal on [PUBLISHED DATE].

(h)	None.